                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                 SCHEDULE 13E-3
                               (Amendment No. 3)

                        RULE 13E-3 TRANSACTION STATEMENT
                  (PURSUANT TO SECTION 13(E) OF THE SECURITIES
                             EXCHANGE ACT OF 1934)


                           Windsor Park Properties 6,
                        A California Limited Partnership
                                (Name of Issuer)

                                 N'Tandem Trust

                           Chateau Communities, Inc.

                           Windsor Park Properties 6,
                        A California Limited Partnership
                      (Name of Person(s) Filing Statement)

                     Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

                                Steven G. Waite
                            The Windsor Corporation
                            6160 South Syracuse Way
                       Greenwood Village, Colorado 80111
                                  303-741-3707
      (Name, Address and Telephone number of persons authorized to receive notices and communications on behalf of person(s) filing statement)

                                With copies to:
                             Jay L. Bernstein, Esq.
                       Clifford Chance Rogers & Wells LLP
                                200 Park Avenue
                         New York, New York 10166-0153
                                 (212) 878-8000

  This Statement is filed in connection with (check the appropriate box):

     a.   [x]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(C) under the Securities Exchange Act of 1934.

     b.   []    The filing of a registration statement under the Securities Act of 1933.

     c.   []    A tender offer.

     d.   []    None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box "a." above are preliminary copies: [x]



                           Calculation of Filing Fee
--------------------------------------------------------------------------------
  Transaction Valuation                 |   Amount of Filing Fee
----------------------------------------|---------------------------------------
$                                       | $
--------------------------------------------------------------------------------


     [x] Check box if any part of the fee is offset asprovided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $3,088.00        Filing party: Windsor Park Properties
                                                       6, A California Limited
                                                       Partnership

Form or registration no.: Schedule 14A   Date Filed: November 19, 1999

     This Transaction Statement on Schedule 13E-3 relates to the proposed sale of the assets of Windsor Park Properties 6, A California Limited Partnership (the "Partnership"), pursuant to a plan of liquidation (the "Plan of Liquidation") adopted by the general partners of the Partnership (the "General Partners").

     Pursuant to the Plan of Liquidation, the Partnership will sell its one wholly-owned property and its partial ownership interests in five other properties (together, the "Properties") to N'Tandem Trust, an unincorporated California business trust ("N'Tandem"), whose advisory company, The Windsor Corporation, is also the managing general partner of the Partnership (the "Managing General Partner"). Chateau Communities, Inc., which owns the Managing General Partner, also holds 9.8% of the capital stock of N'Tandem.

     In accordance with the Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"), the General Partners are seeking the consent of the holders (the "Limited Partners") of units of limited partnership interest (the "Units") in the Partnership to the sale of assets (the "Sales") and the Plan of Liquidation.

     The Cross Reference Sheet below is furnished pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required to be included in response to the items of this Schedule 13E-3 in the Consent Solicitation Statement (the "Consent Solicitation Statement") included in the Partnership's Schedule 14A filed on March 22, 2000, by the Partnership with the Securities and Exchange Commission (the "Commission") pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The information in the Consent Solicitation Statement is incorporated into this Schedule 13E-3 by reference. The Consent Solicitation Statement is incorporated by reference as Exhibit (d) to this Schedule 13E-3. Capitalized terms not defined herein have the meanings ascribed to them in the Consent Solicitation Statement.

                             CROSS REFERENCE SHEET



                                                 Location in Consent Solicitation
Item in Schedule 13E-3                           Statement by Caption
----------------------                           --------------------------------
Item 1.  Issuer and Class of Security
         Subject to the Transaction
      (a)                                        Cover Page.  SUMMARY - Purpose of the Consent
                                                 Solicitation; Proposals 1 and 2.

      (b)                                        SUMMARY - Purpose of the Consent
                                                 Solicitation; Proposals 1 and 2.  CONSENT
                                                 PROCEDURES; TRANSACTIONS AUTHORIZED BY
                                                 CONSENTS - Record Date; Required Vote.

      (c)                                        SUMMARY - No Established Trading Market For
                                                 Units.

      (d)                                        SUMMARY - Historical Distributions.

      (e)                                        Not applicable.

      (f)                                        DESCRIPTION OF THE PROPOSED TRANSACTIONS -
                                                 Background of the Proposed Transactions.

Item 2.  Identity and Background

      (a) - (d)                                  MATERIAL RISK FACTORS AND OTHER
                                                 CONSIDERATIONS - Conflicts of Interest.
                                                 DESCRIPTION OF THE PROPOSED TRANSACTIONS -
                                                 Information Concerning N'Tandem and Chateau.
                                                 APPENDIX B - Information Concerning Officers
                                                 and Directors of the Managing General
                                                 Partner, N'Tandem and Chateau.

      (e)                                        Not applicable.

                                                 Location in Consent Solicitation
Item in Schedule 13E-3                           Statement by Caption
----------------------                           --------------------------------

      (f)                                        Not applicable.

      (g)                                        APPENDIX B - Information Concerning Officers
                                                 and Directors of the Managing General
                                                 Partner, N'Tandem and Chateau.

Item 3.  Past Contacts, Transactions or
         Negotiations

      (a)(1)                                     DESCRIPTION OF THE PROPOSED TRANSACTIONS -
                                                 Background of the Proposed Transactions.

         (2)                                     DESCRIPTION OF THE PROPOSED TRANSACTIONS -
                                                 Background of the Proposed Transactions, and
                                                 - The Purchase and Sale Agreement.

      (b)                                        DESCRIPTION OF THE PROPOSED TRANSACTIONS -
                                                 Background of the Proposed Transactions, and
                                                 - The Purchase and Sale Agreement.

Item 4.  Terms of the Transaction

      (a)                                        DESCRIPTION OF THE PROPOSED TRANSACTIONS.

      (b)                                        Not applicable.

Item 5.  Plans or Proposal of the Issuer or
         Affiliate

      (a) - (g)                                  DESCRIPTION OF THE PROPOSED TRANSACTIONS.


Item 6.  Source and Amounts of Funds or Other
         Consideration

      (a)                                        DESCRIPTION OF THE PROPOSED TRANSACTIONS -
                                                 The Purchase and Sale Agreement.

                                                 Location in Consent Solicitation
Item in Schedule 13E-3                           Statement by Caption
----------------------                           --------------------------------

      (b)                                        DESCRIPTION OF THE PROPOSED TRANSACTIONS -
                                                 The Purchase and Sale Agreement, -
                                                 Solicitation Expenses, and - Estimate of
                                                 Liquidating Distributions Payable to Limited
                                                 Partners.  CONSENT PROCEDURES; TRANSACTIONS
                                                 AUTHORIZED BY CONSENTS - Solicitation of
                                                 Consents.


      (c)                                        DESCRIPTION OF THE PROPOSED TRANSACTIONS -
                                                 The Purchase and Sale Agreement - Purchase
                                                 Prices.

      (d)                                        Not applicable.

Item 7.  Purposes, Alternatives, Reasons and
         Effects

      (a) - (c)                                  DESCRIPTION OF THE PROPOSED TRANSACTIONS -
                                                 Purpose of the Consent Solicitation;
                                                 Proposals 1 and 2, and - Background of the
                                                 Proposed Transactions.  SPECIAL FACTORS -
                                                 Fairness of the Proposed Transactions;
                                                 Recommendation of the Proposed General
                                                 Partners, - Alternatives Considered, and -
                                                 N'Tandem and Chateau's Belief as to the
                                                 Fairness of the Proposed Transactions;
                                                 N'Tandem's and Chateau's Reasons for Engaging
                                                 in the Proposed Transactions.

      (d)                                        DESCRIPTION OF THE PROPOSED TRANSACTIONS -
                                                 Purpose of the Consent Solicitation;
                                                 Proposals 1 and 2, - The Purchase and Sale
                                                 Agreement, - Estimate of Liquidating
                                                 Distributions Payable to Limited Partners,
                                                 and - Ownership of Properties by N'Tandem
                                                 Following Sales.  SPECIAL FACTORS - Fairness
                                                 of the Proposed Transactions; Recommendation
                                                 of the General Partners.  FEDERAL INCOME TAX
                                                 CONSIDERATIONS.

                                                 Location in Consent Solicitation
Item in Schedule 13E-3                           Statement by Caption
----------------------                           --------------------------------
Item 8.  Fairness of the Transaction

      (a) - (b)                                  DESCRIPTION OF THE PROPOSED TRANSACTIONS -
                                                 Background of the Proposed Transactions.
                                                 SPECIAL FACTORS - Fairness of the Proposed
                                                 Transactions; Recommendation of the General
                                                 Partners, and - N'Tandem's and Chateau's
                                                 Belief as to the Fairness of the Proposed
                                                 Transactions; N'Tandem's and Chateau's
                                                 Reasons for Engaging in the Proposed
                                                 Transactions.

      (c)                                        CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED
                                                 BY CONSENTS - Record Date; Required Vote.


      (d)                                        SPECIAL FACTORS - Fairness of the Proposed
                                                 Transactions; Recommendation of the General
                                                 Partners, and - Fairness Opinion.  MATERIAL
                                                 RISK FACTORS AND OTHER CONSIDERATIONS - No
                                                 Appointment of Independent Representative.

      (e)                                        Not applicable.

      (f)                                        SPECIAL FACTORS - Fairness of the Proposed
                                                 Transactions; Recommendation of the General
                                                 Partners.

Item 9.  Reports, Opinions, Appraisals and
         Certain Negotiations

      (a) - (c)                                  SPECIAL FACTORS - Fairness Opinion, - and
                                                 Appraisals.

                                                 Location in Consent Solicitation
Item in Schedule 13E-3                           Statement by Caption
----------------------                           --------------------------------
Item 10.  Interest in Securities of the Issuer

      (a)
                                                 CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED
                                                 BY CONSENTS - Record Date; Required Vote.

      (b)                                        Not applicable.

Item 11.  Contracts, Arrangements or             Not applicable.
          Understandings with Respect to the
          Issuer's Securities

Item 12.  Present Intention and Recommendation
          of Certain Persons with Regard to
          the Transaction

      (a)
                                                 CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED
                                                 BY CONSENTS - Record Date; Required Vote.


      (b)                                        SPECIAL FACTORS - Fairness of the Proposed
                                                 Transactions; Recommendation of the General
                                                 Partners.

Item 13.  Other Provisions of the Transaction

      (a)
                                                 CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED
                                                 BY CONSENTS - No Appraisal or Dissenters'
                                                 Rights.

      (b)                                        Not applicable.

      (c)                                        Not applicable.

                                                 Location in Consent Solicitation
Item in Schedule 13E-3                           Statement by Caption
----------------------                           --------------------------------
Item 14.  Financial Information

      (a)                                        FINANCIAL STATEMENTS.  SUMMARY - Historical
                                                 Distributions.
                                                 SUMMARY HISTORICAL FINANCIAL DATA.
                                                 INCORPORATION OF CERTAIN DOCUMENTS BY
                                                 REFERENCE.

      (b)                                        Not applicable.

Item 15.  Persons and Assets Employed,
          Retained or Utilized
                                                 CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED
      (a)                                        BY CONSENTS - Solicitation of Consents.

      (b)                                        CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED
                                                 BY CONSENTS - Solicitation of Consents.

Item 16.  Additional Information                 SUMMARY.  SUMMARY HISTORICAL FINANCIAL DATA.
                                                 MATERIAL RISK FACTORS AND OTHER
                                                 CONSIDERATIONS.  DESCRIPTION OF THE PROPOSED
                                                 TRANSACTIONS.  SPECIAL FACTORS.  SUMMARY OF
                                                 SELECTED TERMS OF THE PARTNERSHIP AGREEMENT.
                                                 THE PARTNERSHIP'S PROPERTIES.  FEDERAL INCOME
                                                 TAX CONSIDERATIONS.  CONSENT PROCEDURES;
                                                 TRANSACTIONS AUTHORIZED BY CONSENTS.
                                                 FINANCIAL STATEMENTS.  INCORPORATION OF
                                                 CERTAIN DOCUMENTS BY REFERENCE.

  Item 1.  Issuer and Class of Security Subject to the Transaction.

  (a) The name of the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction is Windsor Park Properties 6, A California Limited Partnership, and the address of its principal executive offices is 6160 South Syracuse Way, Greenwood Village, Colorado 80111. The information set forth in the Consent Solicitation Statement on the cover page and under the caption

  "SUMMARY - Purpose of the Consent Solicitation; Proposals 1 and 2" is incorporated herein by reference.

  (b) The class of security which is the subject of the Rule 13e-3 transaction is units of limited partner interest of the Partnership. The information set forth under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

  (c) The information set forth under the caption "SUMMARY - No Established Trading Market For Units" in the Consent Solicitation Statement is incorporated herein by reference.

  (d) The information set forth under the caption "SUMMARY - Historical Distributions" in the Consent Solicitation Statement is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in the Consent Solicitation Statement under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Background of the Proposed Transactions" is incorporated herein by reference.

  Item 2.  Identity and Background.

  This Schedule 13E-3 is being filed jointly by N'Tandem Trust, an unincorporated California business trust, which is an affiliate of the Partnership, Chateau Communities, Inc., a Maryland corporation, an entity that controls N'Tandem and the Managing General Partner of Partnership, and Windsor Park Properties 6, A California Limited Partnership (the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction). The information set forth under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Information Concerning N'Tandem and Chateau" and "MATERIAL RISK FACTORS AND OTHER CONSIDERATIONS - Conflicts of Interest," in the Consent Solicitation Statement is incorporated herein by reference.

  (a)-(d) Information required by this item relating to directors and executive officers of N'Tandem, Chateau and The Windsor Corporation is set forth in APPENDIX B to the Consent Solicitation Statement, which is incorporated herein by reference.

  (e) To the knowledge of N'Tandem, Chateau and the General Partners of the Partnership, none of the persons with respect to whom information is provided in response to this Item 2 was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (f) To the knowledge of N'Tandem, Chateau and the General Partners of the Partnership, none of the persons with respect to whom information is provided in response to this Item 2 was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

  (g) Information required by this item relating to directors and executive officers of N'Tandem, Chateau and The Windsor Corporation is set forth in APPENDIX B to the Consent Solicitation Statement, which is incorporated herein by reference.

  Item 3.  Past Contacts, Transactions or Negotiations.

  (a) (1) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Background of the Proposed Transactions" in the Consent Solicitation Statement is incorporated herein by reference.

          (2) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Background of the Proposed Transactions" and "- The

          Purchase and Sale Agreement" in the Consent Solicitation Statement is incorporated herein by reference.

  (b) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Background of the Proposed Transactions" and "- The Purchase and Sale Agreement" in the Consent Solicitation Statement is incorporated herein by reference.

  Item 4.  Terms of the Transaction.

  (a) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS" in the Consent Solicitation Statement is incorporated herein by reference.

   (b) Not applicable.

  Item 5.  Plans or Proposals of the Issuer or Affiliate.

  (a)-(g) The Rule 13e-3 transaction provides for the sale of all of the Partnership's assets, a dissolution and winding up of the Partnership and a termination of registration of the Units under the Exchange Act. The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS" in the Consent Solicitation Statement is incorporated herein by reference.

  Item 6.  Source and Amounts of Funds or Other Consideration.

  (a) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - The Purchase and Sale Agreement - Purchase Prices" in the Consent Solicitation Statement is incorporated herein by reference.

  (b) The information set forth in the Consent Solicitation Statement under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS - The Purchase and Sale Agreement," "- Solicitation Expenses" and "- Estimate of Liquidating Distributions Payable to Limited Partners" and "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Solicitation of Consents" relating to the expenses estimated to be incurred in the transactions, is incorporated herein by reference.

  (c) The information contained in the last paragraph under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - The Purchase and Sale Agreement - Purchase Prices" in the Consent Solicitation Statement is incorporated herein by reference.

  (d) Not applicable.

  Item 7.  Purpose(s), Alternatives, Reasons and Effects.

  (a)-(c) The information set forth under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Purpose of the Consent Solicitation; Proposals 1 and 2," "- Background of the Proposed Transactions," "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners," "- Alternatives Considered" and "- N'Tandem's and Chateau's Belief as to the Fairness of the Proposed Transactions; N'Tandem's and Chateau's Reasons for Engaging in the Proposed Transactions" in the Consent Solicitation Statement is incorporated herein by reference.

  (d) The information set forth under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS," "- Purpose of the Consent Solicitation; Proposals 1 and 2," "- Estimate of Liquidating Distributions Payable to Limited Partners," "- Ownership of Properties By N'Tandem Following Sales" and "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference.
  The information contained under the caption "FEDERAL INCOME TAX CONSIDERATIONS" in the Consent Solicitation Statement is incorporated herein by reference.

  Item 8.  Fairness of the Transaction.

  (a)-(b) N'Tandem, Chateau and the General Partners of the Partnership reasonably believe that the transaction is fair to the unaffiliated Limited Partners. The information set forth under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Background of the Proposed Transactions," "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners" and "- N'Tandem's and Chateau's Belief as to the Fairness of the Proposed Transactions; N'Tandem's and Chateau's Reasons for Engaging in the Proposed Transactions," in the Consent Solicitation Statement is incorporated herein by reference.

  (c) The information contained under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

  (d) The information set forth in the Consent Solicitation Statement under the captions "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners," "- Fairness Opinion" and "MATERIAL RISK FACTORS AND OTHER CONSIDERATIONS - No Appointment of Independent Representative" is incorporated by reference.

  (e) The proposed transactions were approved by both of the General Partners of the Partnership. As a limited partnership, the Partnership does not have directors. All of the directors of the Managing General Partner were appointed by Chateau. All of the directors of the Managing General Partner approved the proposed transactions.

  (f) The information contained under the caption "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference.

  Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

  (a)-(c) The information contained under the captions "SPECIAL FACTORS - Fairness Opinion," and "- Appraisals" in the Consent Solicitation Statement is incorporated herein by reference.

  Item 10.  Interest in Securities of the Issuer.

  (a) The information contained under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

  (b) Not applicable.

  Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

  Not applicable.

  Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

  (a) The information contained under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

  (b) The information set forth under the caption "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference. No other person has made a recommendation required to be described herein.

  Item 13.  Other Provisions of the Transaction.

  (a) The information set forth under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - No Appraisal or Dissenters' Rights" in the Consent Solicitation Statement is incorporated herein by reference.

  (b) Not applicable.

  (c) Not applicable.

  Item 14.  Financial Information.

  (a) The information set forth under the captions "FINANCIAL STATEMENTS," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "SUMMARY - Historical Distributions" and "SUMMARY HISTORICAL FINANCIAL DATA" in the Consent Solicitation Statement is incorporated herein by reference.

  (b) Not applicable.

  Item 15.  Persons and Assets Employed, Retained or Utilized.

  (a) The information set forth under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Solicitation of Consents" in the Consent Solicitation Statement is incorporated herein by reference.

  (b) The information set forth under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Solicitation of Consents" in the Consent Solicitation Statement is incorporated herein by reference.

  Item 16.  Additional Information.

  The information set forth in the Consent Solicitation Statement under each of the following headings is incorporated herein by reference: "SUMMARY," "SUMMARY HISTORICAL FINANCIAL DATA," "MATERIAL RISK FACTORS AND OTHER CONSIDERATIONS," "DESCRIPTION OF THE PROPOSED TRANSACTIONS," "SPECIAL FACTORS," "SUMMARY OF SELECTED TERMS OF THE PARTNERSHIP AGREEMENT," "THE PARTNERSHIP'S PROPERTIES," "FEDERAL INCOME TAX CONSIDERATIONS," "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS," "FINANCIAL STATEMENTS," and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

  Item 17.  Materials to be Filed as Exhibits.

  (a)     Form of Promissory Note of N'Tandem in favor of Chateau.**

  (b)(1)  Appraisals of Whitcomb Real Estate.**
          (A) Town & Country Estates
          (B) Chisolm Creek
          (C) Carefree Village
          (D) Rancho Margate
          (E) Winter Haven
          (F) Garden Walk

  (b)(2) Fairness Opinion of Legg Mason Wood Walker, Incorporated.**

  (b)(3) Valuation Report of Whitcomb Real Estate.**

  (b)(4) Presentation materials of Legg Mason Wood Walker, Incorporated relating to their Fairness Opinion. **

  (d) Preliminary Consent Solicitation Statement and related proxy materials.*

  4     Agreement of Limited Partnership of the Partnership.**

  23.1  Consent of Whitcomb Real Estate relating to Appraisals.**

  23.2  Consent of Legg Mason Wood Walker, Incorporated. **

  23.3  Consent of PricewaterhouseCoopers LLP. **

  23.4  Consent of Whitcomb Real Estate relating to Valuation Report.**
_____________________

* Incorporated by reference to the Consent Solicitation Statement, including the Appendices thereto, and related proxy materials included in the Partnership's Schedule 14A filed with the Commission on March 22, 2000.

**   Previously filed.

                                   Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 22, 2000                   WINDSOR PARK PROPERTIES 6,
                                        A California Limited Partnership


                                        By:   The Windsor Corporation,
                                                general partner


                                        By:  /s/ Steven G. Waite
                                           ----------------------------
                                        Name:  Steven G. Waite
                                        Title: President

                                   Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 22, 2000                  N'TANDEM TRUST


                                      By:  /s/ Gary P. McDaniel
                                         ------------------------------
                                        Name:  Gary P. McDaniel
                                        Title: Trustee

                                   Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 22, 2000                     CHATEAU COMMUNITIES, INC.


                                      By:  /s/ Gary P. McDaniel
                                         --------------------------------
                                         Name:  Gary P. McDaniel
                                         Title: Chief Executive Officer

                               INDEX TO EXHIBITS

EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------

(a)                Form of Promissory Note of N'Tandem in favor of Chateau.**

(b)(1)             Appraisals of Whitcomb Real Estate.**
                   (A)  Town & Country Estates
                   (B)  Chisolm Creek
                   (C)  Carefree Village
                   (D)  Rancho Margate
                   (E)  Winter Haven
                   (F)  Garden Walk

(b)(2)             Fairness Opinion of Legg Mason Wood Walker, Incorporated. **

(b)(3)             Report of Whitcomb Real Estate.**

(b)(4)             Presentation materials of Legg Mason Wood Walker,
                   Incorporated relating to their Fairness Opinion. **

(d) Preliminary Consent Solicitation Statement and related proxy materials.*

4                  Agreement of Limited Partnership of the Partnership.**

23.1               Consent of Whitcomb Real Estate relating to Appraisals.**

23.2               Consent of Legg Mason Wood Walker, Incorporated. **

23.3               Consent of PricewaterhouseCoopers LLP. **

23.4               Consent of Whitcomb Real Estate relating to Valuation
                   Report.**

_____________________

* Incorporated by reference to the Consent Solicitation Statement, including the Appendices thereto, and related proxy materials included in the Partnership's Schedule 14A filed with the Commission on March 22, 2000.

**   Previously filed.

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